Exhibit 99.3

Consolidated Financial Statements

(Expressed in Canadian dollars)

ym biosciences inc.

Years ended June 30, 2012 and 2011

Management's Annual Report on

Internal Control Over Financial Reporting.

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"), as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). ICFR includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that the Company's receipts and expenditures are being made only in accordance with the authorizations of its management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements. Because of its inherent limitations, ICFR may not prevent or detect misstatements.

The Company's management has assessed the effectiveness of the Company's ICFR as of June 30, 2012. In making its assessment, management used the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that the Company's ICFR was effective as of June 30, 2012.

The effectiveness of the Company's internal control over financial reporting as of June 30, 2012, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which follows hereafter.

/s/ Dr. Nicholas Glover	/s/ Len Vernon
Dr. Nicholas Glover	Len Vernon, CA
President & Chief Executive Officer	Vice President of Finance and Administration

September 20, 2012

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Bay Adelaide Centre	Internet	www.kpmg.ca
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

Independent auditors' Report

To the Shareholders of YM BioSciences Inc.

We have audited the accompanying consolidated financial statements of YM BioSciences Inc., and its subsidiaries, which comprise the consolidated statements of financial position as at June 30, 2012, June 30, 2011 and July 1, 2010, the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years ended June 30, 2012 and June 30, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of YM BioSciences Inc. and its subsidiaries as at June 30, 2012, June 30, 2011 and July 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended June 30, 2012 and June 30, 2011 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), YM BioSciences Inc.'s internal control over financial reporting as of June 30, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated September 20, 2012 expressed an unmodified opinion on the effectiveness of YM BioSciences Inc.'s internal control over financial reporting.

Chartered Accountants, Licensed Public Accountants

September 20, 2012

Toronto, Canada

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Bay Adelaide Centre	Internet	www.kpmg.ca
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To The Board of Directors of YM BioSciences Inc.:

We have audited YM BioSciences Inc.'s internal control over financial reporting as of June 30, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). YM BioSciences Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended June 30, 2012. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, YM BioSciences Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of YM BioSciences Inc. and subsidiaries as of June 30, 2012, June 30, 2011 and July 1, 2010, and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years ended June 30, 2012 and June 30, 2011, and our report dated September 20, 2012 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

September 20, 2012

ym biosciences inc.
Consolidated Statements of Financial Position
(Expressed in Canadian dollars, unless otherwise noted)

			June 30,	June 30,	July 1,
	Note		2012	2011	2010

Assets

Current assets:
Cash and cash equivalents	4		$87,140,020	$32,046,630	$19,460,141
Short-term deposits	4		45,310,288	47,611,922	26,184,991
Accounts receivable			252,884	205,900	161,184
Prepaid expenses			257,780	731,676	237,962
Total current assets			132,960,972	80,596,128	46,044,278

Non-current assets:
Property and equipment	5		62,118	91,320	84,775
Intangible assets	6		2,629,682	7,137,698	11,645,714
Total non-current assets			2,691,800	7,229,018	11,730,489

Total assets			$135,652,772	$87,825,146	$57,774,767

Liabilities and Equity

Current liabilities:
Accounts payable			$803,421	$1,718,893	$699,277
Accrued liabilities			2,262,972	2,652,511	2,085,824
Share purchase warrants	8		7,221,040	14,476,681	6,358,480
Deferred revenue	10		381,270	594,072	1,523,916
Total current liabilities			10,668,703	19,442,157	10,667,497

Non-current liabilities:
Deferred revenue	10		1,556,853	1,831,722	1,650,909
Total non-current liabilities			1,556,853	1,831,722	1,650,909

Equity:
Share capital	9	(a)	340,173,078	264,548,643	203,498,239
Contributed surplus			16,712,315	15,144,062	14,232,353
Deficit			(233,458,177)	(213,141,438)	(172,274,231)
Total equity			123,427,216	66,551,267	45,456,361

Total liabilities and equity			$135,652,772	$87,825,146	$57,774,767

Approved by the Board and authorized for issue on September 20, 2012:

/s/ Tryon M. Williams                                                  Director

/s/ Dr. Nick Glover                                                        Director

See accompanying notes to the consolidated financial statements.

1

ym biosciences inc.
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

	Note		2012	2011

Revenue:
Out-licensing			$1,070,665	$1,033,239
			1,070,665	1,033,239

Expenses:
Licensing and product development	12		26,643,838	23,821,980
General and administrative	13		6,175,132	7,739,857
			32,818,970	31,561,837

Loss before financial results			(31,748,305)	(30,528,598)

Finance income	14		11,431,566	480,314

Finance costs	14		–	(10,818,923)

Net loss and comprehensive loss for the year			$(20,316,739)	$(40,867,207)

Basic and diluted loss per common share	9	(b)	$(0.16)	$(0.42)

See accompanying notes to the consolidated financial statements.

2

ym biosciences inc.
Consolidated Statements of Changes in Equity
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

	Share capital		Contributed
	Number	Amount	surplus	Deficit	Total
	(note 9)

Balance, June 30, 2011	116,681,948	$264,548,643	$15,144,062	$(213,141,438)	$66,551,267

Net loss and comprehensive loss for the year	–	–	–	(20,316,739)	(20,316,739)

Transactions with owners of the Company, recognized directly in equity:
Shares issued pursuant to prospectus offering	40,250,000	74,232,207	–	–	74,232,207
Shares issued on exercise of options	614,845	1,392,228	(670,529)	–	721,699
Share-based compensation	–	–	2,238,782	–	2,238,782
Total transactions with owners of the Company	40,864,845	75,624,435	1,568,253	–	77,192,688

Balance, June 30, 2012	157,546,793	$340,173,078	$16,712,315	$(233,458,177)	$123,427,216

	Share capital		Contributed
	Number	Amount	surplus	Deficit	Total
	(note 9)

Balance, July 1, 2010	80,359,623	$203,498,239	$14,232,353	$(172,274,231)	$45,456,361

Net loss and comprehensive loss for the year	–	–	–	(40,867,207)	(40,867,207)

Transactions with owners of the Company, recognized directly in equity:
Shares issued on exercise of options	1,074,077	1,965,590	(798,279)	–	1,167,311
Shares issued on exercise of warrants	723,248	2,375,179	–	–	2,375,179
Shares issued pursuant to prospectus offering	34,525,000	56,709,635	–	–	56,709,635
Share-based compensation	–	–	1,709,988	–	1,709,988
Total transactions with owners of the Company	36,322,325	61,050,404	911,709	–	61,962,113

Balance, June 30, 2011	116,681,948	$264,548,643	$15,144,062	$(213,141,438)	$66,551,267

See accompanying notes to the consolidated financial statements.

3

ym biosciences inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

	Note		2012	2011

Cash provided by (used in):

Operating activities:
Net loss for the year			$(20,316,739)	$(40,867,207)
Items not involving cash:
Depreciation of property and equipment	5		57,359	78,533
Amortization of intangible assets	6		4,508,016	4,508,016
Interest income			(716,799)	(469,191)
Unrealized (gain) loss on cash and cash equivalents			(1,269,907)	1,407,760
Gain on disposal of property and equipment			–	(13,394)
Share-based compensation	9	(c)	2,238,782	1,709,988
Change in fair value of share purchase warrants	8		(7,255,641)	9,411,162
Changes in non-cash working capital balances:
Short-term deposits			(598,996)	(417,445)
Accounts receivable			(46,984)	(44,716)
Prepaid expenses			473,896	(493,714)
Accounts payable			(915,472)	1,019,616
Accrued liabilities			(389,539)	566,687
Deferred revenue	10		(487,671)	(749,031)
Net cash used in operating activities			(24,719,695)	(24,352,936)

Investing activities:
Proceeds from sale of short-term deposits			49,200,630	67,505,054
Purchase of short-term deposits			(46,300,000)	(88,514,540)
Interest received			716,799	469,191
Additions to property and equipment			(28,157)	(71,684)
Net cash provided by (used in) investing activities			3,589,272	(20,611,979)

Financing activities:
Issuance of common shares on exercise of options			721,699	1,167,311
Issue of common shares on exercise of warrants			–	1,082,218
Net proceeds from issuance of shares			74,232,207	56,709,635
Net cash provided by financing activities			74,953,906	58,959,164

Increase in cash and cash equivalents			53,823,483	13,994,249

Impact of foreign exchange rates on cash			1,269,907	(1,407,760)

Cash and cash equivalents, beginning of year			32,046,630	19,460,141

Cash and cash equivalents, end of year			$87,140,020	$32,046,630

See accompanying notes to the consolidated financial statements.

4

ym biosciences inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

1.	Corporate information:

YM BioSciences Inc. (the "Company" or "YM") was incorporated on August 17, 1994 under the laws of the Province of Ontario and was continued under the laws of the Province of Nova Scotia on December 11, 2001. The Company's shares are publicly traded on the Toronto Stock Exchange and the NYSE Amex. The Company's registered office is at 5045 Orbitor Drive, Building 11, Suite 400, Mississauga, Ontario, L4W 4Y4.

YM has entered into licensing agreements with certain biotechnology, pharmaceutical and medical institutes or has acquired technology originated in such institutes. The acquisitions of licenses and products provide exclusive rights for certain territories for certain products or families of products developed and rights of first refusal on additional territories, additional products or extensions to existing products. The Company is a drug development company advancing three clinical-stage hematology and cancer-related products.

2.	Basis of presentation:

(a)	Statement of compliance:

The Company's consolidated financial statements were previously prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Canadian GAAP differs in some areas from IFRS. See note 18 for reconciliations and descriptions of the effect of the transition from Canadian GAAP to International Financial Reporting Standards ("IFRS") on the reported financial position, financial performance and cash flows of the Company.

These consolidated financial statements were prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") and the Company has elected July 1, 2010 as the date of transition to IFRS (the "transition date"). As these consolidated financial statements are the Company's first annual presentation of its results and financial position under IFRS, they were prepared in accordance with IFRS 1, First-time Adoption of IFRS ("IFRS 1"). The accounting policies applied in these consolidated financial statements are based on the IFRS standards and International Financial Reporting Interpretations Committee ("IFRIC") interpretations issued and in effect for the year ended June 30, 2012. The accounting policies set out below were consistently applied to all periods unless otherwise noted below.

These consolidated financial statements for the year ended June 30, 2012, were authorized for issuance by the Board of Directors of the Company on September 20, 2012.

5

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

2.	Basis of presentation (continued):

(b)	Basis of measurement and going concern:

These consolidated financial statements have been prepared on the historical cost basis, except for financial assets which are measured at fair value through profit or loss and liabilities for cash-settled share-based payment arrangements which are measured at fair value through profit or loss.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations. Management has assessed the Company's ability to continue as a going concern. Since inception, the Company has concentrated on product licensing and development. It has had no net earnings, minimal revenue, negative operating cash flows and has financed its activities primarily through the issuance of shares and warrants. The Company's ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations. There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern. These consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amounts of reported assets, liabilities, revenue and expenses and the statement of financial position classifications used if the Company were unable to continue operations in accordance with this assumption.

Taking into consideration the cash, cash equivalents and short-term deposits, management has projected that the Company has sufficient cash resources to fund its current operations beyond the next 12 months.

(c)	Functional and presentation currency:

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the "functional currency").

These consolidated financial statements are presented in Canadian dollars, which is the functional currency of the parent company and its subsidiaries.

6

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

2.	Basis of presentation (continued):

(d)	Use of significant estimates and assumptions:

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the application of accounting policies and the amounts of assets, liabilities, revenue and expenses reported in the consolidated financial statements and the related notes to the consolidated financial statements. Although these estimates are based on management's best knowledge of the amount, events or actions, actual results may differ from those estimates and those differences could be material. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.

These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

(i)	Valuation of share-based compensation, share purchase warrants and share appreciation rights:

Management measures the costs for share-based compensation, the value of share purchase warrants and share appreciation rights using market-based option valuation techniques. Assumptions are made and estimates are used in applying the valuation techniques. These include estimating the future volatility of the share price, expected dividend yield, expected risk-free interest rate, future employee turnover rates and future share option and share purchase warrants exercise behaviours and corporate performance. Such estimates and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of share-based payments, share purchase warrants and share appreciation rights. These assumptions are reviewed annually.

7

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

2.	Basis of presentation (continued):

(ii)	Measurement, period of use and potential impairment of intangible assets:

Management reviews objective evidence each reporting period to assess whether there are indications of impairment of the intangible assets and make judgments about their period of use. These determinations and their individual assumptions require that management make a decision based on the best and most reliable information available at each reporting period.

(iii)	Timing of recognition of revenue:

In determining the appropriate period over which to recognize revenue from an up-front non-refundable payment, management reviews the deliverables as identified in the collaboration arrangements and makes assumptions regarding the time to commercialization. These assumptions are reviewed each reporting period.

3.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing the opening IFRS consolidated statement of financial position at July 1, 2010, the date of transition to IFRS, unless otherwise indicated.

(a)	Basis of consolidation:

(i)	Subsidiaries:

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All intercompany transactions and balances have been eliminated upon consolidation.

8

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

3.	Significant accounting policies (continued):

(ii)	Jointly controlled entities:

Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement. The Company owns 80% of CIMYM BioSciences Inc. and has proportionately consolidated its joint venture since the date that joint control commenced and will continue until the date that joint control ceases and has made provisions for any advances to the joint venture that were not eliminated on consolidation.

(b)	Foreign currency:

Transactions in foreign currencies are translated into the functional currency of the Company at the prevailing exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Foreign currency differences arising on retranslation are recognized in profit or loss.

(c)	Revenue recognition:

Revenue is recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods; the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; the amount of revenue can be measured reliably; it is probable that the economic benefits associated with the transaction will flow to the Company; and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Contingent revenue attributable to the achievement of regulatory or developmental milestones is recognized only on the achievement of the applicable milestone and when collectability is probable.

Non-refundable up-front fees for access to the Company's proprietary technology in connection with certain research and development collaborations are deferred and recognized as revenue on a systematic basis over the estimated term of the related collaboration required until the milestone associated with commercial approval of the first indication in the licensee's territory has been satisfied and the milestone payment received, or until it is determined that no further collaboration is required. The estimated term is based on a drug development plan, as discussed with licensees.

9

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

3.	Significant accounting policies (continued):

The Company has license agreements that specify that certain royalties are earned by the Company on sales of licensed products in the licensed territories. Licensees report sales and royalty information in the 90 days after the end of the quarter in which the activity takes place and typically do not provide the Company with forward estimates or current-quarter information. Because the Company is not able to reasonably estimate the amount of royalties earned during the period in which these licensees actually ship products, royalty revenue is not recognized until the royalties are reported to the Company and the collection of these royalties is probable.

(d)	Financial instruments:

(i)	Financial assets:

Under IFRS, the Company's financial assets are classified as loans and receivables.

A financial asset is derecognized when the rights to receive cash flows from the asset have expired or when the Company has transferred its rights to receive cash flows from the asset.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest rate method less any impairment losses. Cash and cash equivalents comprise cash balances. Short-term deposits comprise term deposits with original maturities of 12 months or less. The Company has classified its cash and cash equivalents, short-term deposits and accounts receivable as loans and receivables.

The Company does not have any financial assets at fair value through profit or loss, held-to-maturity investments or available-for-sale financial assets.

10

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

3.	Significant accounting policies (continued):

(ii)	Financial liabilities:

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as liabilities at fair value through profit or loss. The Company's share purchase warrants that have a strike price in a currency other than the Company's functional currency have been classified as a derivative financial liability at fair value, with changes in value reflected in profit or loss upon initial recognition and subsequent measurement.

Other financial liabilities are recognized initially at fair value plus any directly attributable transaction costs and, subsequently, at amortized cost using the effective interest method. The Company has classified its accounts payable and accrued liabilities as other financial liabilities.

A financial liability is derecognized when its contractual obligations are discharged, cancelled or expire.

(iii)	Equity:

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of any income tax effects.

(e)	Property and equipment:

(i)	Recognition and measurement:

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment. Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized in profit or loss.

11

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

3.	Significant accounting policies (continued):

(ii)	Subsequent costs:

The cost of replacing a part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

(iii)	Depreciation:

The estimated useful lives and the methods of depreciation for the current and comparative periods are as follows:

Asset	Basis	Rate

Computer and other equipment	Straight line	Over 3 years
Furniture	Straight line	Over 5 years
Leasehold improvements	Straight line	Over lease term

Estimates for depreciation methods, useful lives and residual values are reviewed at each reporting period end and adjusted if appropriate.

(f)	Intangible assets:

Intangible assets that are acquired (acquired technology) and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are recognized in profit or loss as incurred.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date they are available for use in the manner intended by management. The period over which the technologies acquired in the January 29, 2010 acquisition of Cytopia Limited ("Cytopia") are available for use is estimated at three years, which reflects management's intended use of the asset and the estimate of the time to market for the technologies.

12

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

3.	Significant accounting policies (continued):

The amortization method and amortization period of an intangible asset with a finite life is reviewed at each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.

Development costs:

Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are expensed as incurred. No development costs have been capitalized to date.

(g)	Impairment:

(i)	Financial assets:

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment test is performed, on an individual basis, for each material financial asset. Other individually non-material financial assets are tested as groups of financial assets with similar risk characteristics.

(ii)	Non-financial assets:

The carrying amounts of the Company's non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount is estimated.

13

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

3.	Significant accounting policies (continued):

The recoverable amount of an asset or a cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of cash inflows of other assets or cash-generating units. An impairment loss is recognized if the carrying amount of an asset or its related cash-generating unit exceeds its estimated recoverable amount.

(h)	Provisions:

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are measured by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount on provisions is recognized in finance costs. No provisions have been recognized.

(i)	Government grants and assistance:

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attached to them and that the grants will be received.

Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs are recognized in profit or loss in the period in which they become receivable.

14

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

3.	Significant accounting policies (continued):

Other government grants are recognized as a reduction of the related expenses over the periods necessary to match them with the costs for which they are intended to compensate, on a systematic basis.

Government assistance, including investment tax credits relating to development costs, is recorded as a reduction of the development costs when the related expenditures are incurred and there is reasonable assurance that the assistance will be received.

(j)	Share-based compensation:

The grant-date fair value of share-based payment awards granted to employees is recognized as expense, with a corresponding increase in contributed surplus, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service is expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that met the related service and non-market performance conditions at the vesting date.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized in profit or loss.

(k)	Finance income and finance costs:

Finance income is comprised of interest income on funds invested, and fair value gains on financial assets and financial liabilities at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method.

Finance costs comprise fair value losses on financial assets and financial liabilities at fair value through profit or loss.

Foreign currency gains and losses are reported on a net basis as either finance income or finance costs depending on the change from foreign currency fluctuations.

15

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

3.	Significant accounting policies (continued):

(l)	Income tax:

Income tax expense comprises current and deferred tax. Current tax and deferred tax is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.

(m)	Loss per share:

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similarly to basic loss per share, except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods. The inclusion of the Company's stock options and warrants in the computation of diluted loss per share has an anti-dilutive effect on the loss per share and, therefore, they have been excluded from the calculation of diluted loss per share.

16

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

3.	Significant accounting policies (continued):

(n)	New standards and interpretations not yet effective:

Accounting standards issued but not yet effective up to the date of issuance of the Company's consolidated financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt these standards when they become effective.

(i)	International Accounting Standard ("IAS") 12, Income Taxes ("IAS 12"):

In December 2010, the IASB amended IAS 12 for the recovery of underlying assets measured at fair value and the impact on deferred taxes. The amendments provide a solution to the problem of assessing whether recovery would be through use or through sale when the asset is measured at fair value under IAS 40, Investment Property, by adding the presumption that the recovery would normally be through sale. The amendment also incorporates the remaining guidance in SIC-21, Income Taxes - Recovery of Revalued Non-depreciable Assets, as SIC-21 has been withdrawn. The effective date of the amendment is for annual periods beginning on or after January 1, 2012. The Company is in the process of reviewing the amendment to determine the impact on the consolidated financial statements.

(ii)	IFRS 7, Financial Instruments: Disclosures - Enhanced Derecognition Disclosure Requirements:

The amendment requires additional disclosure about financial assets that have been transferred but not derecognized to enable the user of the Company's consolidated financial statements to understand the relationship with those assets that have not been derecognized and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in derecognized assets to enable the user to evaluate the nature of, and risk associated with, the Company's continuing involvement in those derecognized assets. The amendment becomes effective for annual periods beginning on or after July 1, 2013. The amendment affects disclosure only and the Company does not expect the amendments to have a material impact on the consolidated financial statements, because of the nature of the Company's operations and the types of financial assets that it holds.

17

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

3.	Significant accounting policies (continued):

(iii)	IFRS 9, Financial Instruments ("IFRS 9"):

In November 2009, the IASB issued IFRS 9, which covers classification and measurement as the first part of its project to replace IAS 39, Financial Instruments - Recognition and Measurement ("IAS 39"). In October 2010, the IASB also incorporated new accounting requirements for liabilities. The standard introduces new requirements for measurement and eliminates the current classification of loans and receivables, available-for-sale and held-to-maturity, currently in IAS 39. There are new requirements for the accounting of financial liabilities as well as a carryover of requirements from IAS 39. The Company does not anticipate early adoption and will adopt the standard when it is mandated by the IASB, which is in fiscal 2016. The Company is in the process of reviewing the standard to determine the impact on the consolidated financial statements.

(iv)	IFRS 10, Consolidated Financial Statements ("IFRS 10"):

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights to variable returns from its involvement with the investee and has the ability to affect those return through its power over the investee. IFRS 10 supersedes SIC-12, Consolidations - Special Purpose Entities, and replaces parts of IAS 27, Consolidated and Separate Financial Statements ("IAS 27"). The effective date of this amendment is for annual periods beginning on or after January 1, 2013. The Company is in the process of reviewing the standard to determine the impact on the consolidated financial statements.

(v)	IFRS 11, Joint Arrangements ("IFRS 11"):

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint operation or a joint venture. The standard eliminates the use of the proportionate consolidation method to account for joint ventures. Joint ventures will be accounted for using the equity method of accounting while under a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. IFRS 11 supersedes SIC-13, Jointly Controlled Entities - Non-Monetary Contributions by Venturers, and IAS 31, Joint Ventures ("IAS 31"). The effective date of this amendment is for annual periods beginning on or after January 1, 2013. The Company is in the process of reviewing the standard to determine the impact on the consolidated financial statements.

18

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

3.	Significant accounting policies (continued):

(vi)	IFRS 12, Disclosure of Interest in other Entities ("IFRS 12"):

IFRS 12 establishes disclosure requirements for interests in other entities such as subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity's interest in other entities. IFRS 12 replaces the previous disclosure requirements included in IAS 27, IAS 31 and IAS 28, Investment in Associates and Joint Ventures. The effective date of this amendment is for annual periods beginning or after January 1, 2013. The Company is in the process of reviewing the standard to determine the impact on the consolidated financial statements.

(vii)	IFRS 13, Fair Value Measurement ("IFRS 13"):

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. IFRS 13 defines fair value and establishes disclosures about fair value measurement. The effective date of this amendment is for annual periods beginning or after January 1, 2013. The Company is in the process of reviewing the standard to determine the impact on the consolidated financial statements.

(viii)	IAS 28, Investments in Associates and Joint Ventures ("IAS 28"):

The IASB also amended IAS 28, an existing standard, to include joint ventures in its scope and to address the changes in IFRS 10, 11 and 12. The effective date of this amendment is for annual periods beginning or after January 1, 2013. The Company is in the process of reviewing the standard to determine the impact on the consolidated financial statements.

(ix)	IAS 1, Presentation of Financial Statements ("IAS 1"):

The IASB amended IAS 1 by revising how certain items are presented in other comprehensive income ("OCI"). Items within OCI that may be reclassified to profit and loss will be separated from items that will not. The standard is effective for financial years beginning on or after July 1, 2012, with early adoption permitted. The Company is in the process of reviewing the standard to determine the impact on the consolidated financial statements.

19

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

4.	Cash and cash equivalents and short-term deposits:

As a condition of various prospectus financings and the controlled equity offering program entered into on April 23, 2010, the Company agreed to restrict use of $144.361 million of the net proceeds raised to fund drug development activities not related to Cuban originated products or for general purposes not related to the Cuban licensed products and technologies, except those activities expressly consented under the licenses granted by the U.S. Office of Foreign Asset Control. As at June 30, 2012, of the $132.451 million (2011 - $79.659 million; 2010 - $45.645 million) in cash and short-term deposits, approximately $43.566 million (2011 - $31.189 million; 2010 - $38.816 million) is unrestricted and can be used for any purpose and approximately $88.885 million (2011 - $48.470 million; 2010 - $6.829 million) can be used for any purpose other than activities related to the Cuban products outlined above.

5.	Property and equipment:

	Computer
	and other		Leasehold
	equipment	Furniture	improvements	Total

Cost

Balance, July 1, 2010	$471,083	$99,574	$52,539	$623,196
Additions	71,684	–	–	71,684
Disposals	(157,331)	–	–	(157,331)

Balance, June 30, 2011	385,436	99,574	52,539	537,549
Additions	23,357	4,800	–	28,157
Disposals	(159,135)	–	(35,559)	(194,694)

Balance, June 30, 2012	$249,658	$104,374	$16,980	$371,012

Accumulated depreciation

Balance, July 1, 2010	$411,950	$85,203	$41,268	$538,421
Depreciation	66,689	4,908	6,936	78,533
Disposals	(170,725)	–	–	(170,725)

Balance, June 30, 2011	307,914	90,111	48,204	446,229
Depreciation	48,241	4,783	4,335	57,359
Disposals	(159,135)	–	(35,559)	(194,694)

Balance, June 30, 2012	$197,020	$94,894	$16,980	$308,894

Net carrying amounts

Balance, July 1, 2010	$59,133	$14,371	$11,271	$84,775
Balance, June 30, 2011	77,522	9,463	4,335	91,320
Balance, June 30, 2012	52,638	9,480	–	62,118

20

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

6.	Intangible assets:

Cost

Balance, July 1, 2010, June 30, 2011 and June 30, 2012	$13,524,054

Accumulated amortization

Balance, July 1, 2010	$1,878,340
Amortization	4,508,016

Balance, June 30, 2011	6,386,356
Amortization	4,508,016

Balance, June 30, 2012	$10,894,372

Net carrying amounts

Balance, July 1, 2010	$11,645,714
Balance, June 30, 2011	7,137,698
Balance, June 30, 2012	2,629,682

On January 29, 2010, on acquisition of Cytopia, the Company recorded $13,524,054 of acquired technologies, which included the intellectual property and in-process research and development of the Company's CYT387 and CYT997 products, as well as a number of other molecules.

7.	Consolidation of joint venture:

Included in the consolidated financial statements are the following items:

	June 30,	June 30,	July 1,
	2012	2011	2010

Current assets	$–	$–	$–
Non-current assets	–	–	–
Current liabilities(1)	79,072,851	77,324,884	70,295,376
Non-current liabilities	1,556,853	1,831,722	1,650,909
Out-licensing revenue	990,786	935,798	–
Expenses	2,463,884	8,146,119	–

(1)Of the current liabilities, $78,691,578 (2011 - $76,730,809; 2010 - $68,771,457) is owed to the Company and is eliminated on consolidation.

21

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

8.	Share purchase warrants:

	2012		2011
	Number of	Fair	Number of	Fair
	warrants	value	warrants	value

Balance, beginning of year	7,366,418	$14,476,681	8,166,480	$6,358,480
Exercised	–	–	(800,062)	(1,292,961)
Fair value adjustment	–	(7,255,641)	–	9,411,162

Balance, end of year	7,366,418	$7,221,040	7,366,418	$14,476,681

The fair value of warrants was calculated using the Black-Scholes option pricing model with the following assumptions at June 30:

	2012	2011

Exercise price	$1.60 U.S.	$1.60 U.S.
Fair value	$0.98	$1.96
Expected life	2.7 years	3.7 years
Risk-free interest rate	1.1%	2.1%
Expected volatility	66.2%	88.9%

On March 10, 2010, the Company completed a prospectus offering of 14,583,000 units at U.S. $1.20 per unit for gross proceeds of U.S. $17,499,600 (Cdn. $17,895,081), and net cash proceeds of U.S. $15,712,614 (Cdn. $16,067,710). Each unit consisted of one common share and one-half common share purchase warrant. In connection with the financing, the Company issued 874,980 broker warrants having an aggregate fair value of U.S. $171,496 (Cdn. $175,371), estimated using the Black-Scholes option pricing model. Each whole common share purchase warrant and each broker warrant entitles the warrant holder to acquire one common share at an exercise price of U.S. $1.60 per share. These 8,166,480 warrants may be exercised at any time from September 10, 2010 to their expiry on March 10, 2015. There were no warrants exercised during the year ended June 30, 2012 (2011 - 800,062).

22

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

9.	Share capital:

(a)	Authorized and issued:

(i)	Authorized:

The Company has authorized share capital of 500,000,000 Class A preferred shares; 500,000,000 Class B preferred shares, Series 1; 500,000 Class A non-voting common shares; and 500,000,000 common shares. All classes of shares have no par value.

Common shareholders are entitled to receive dividends as declared by the Company at its discretion and are entitled to one vote per share at the Company's annual general meeting.

(ii)	Common shares issued in the year ended June 30, 2012:

On February 29, 2012, the Company completed a prospectus offering of 40,250,000 shares for gross proceeds of U.S. $80,500,000 (Cdn. $79,421,300), resulting in net cash proceeds of U.S. $75,243,165 (Cdn. $74,232,207) after deducting U.S. $5,256,835 (Cdn. $5,189,093) in transaction costs.

(iii)	Common shares issued in the year ended June 30, 2011:

On December 17 and December 23, 2010, the Company completed a prospectus offering of 25,000,000 and 3,750,000 common shares at U.S. $1.60 per common share, respectively, for gross proceeds of U.S. $46,000,000 (Cdn. $46,493,000), resulting in net cash proceeds of U.S. $42,874,672 (Cdn. $43,334,522), after deducting U.S. $3,125,328 (Cdn. $3,158,478) in transaction costs.

Between January 13, 2011 and June 14, 2011, the Company sold 5,775,000 shares at a weighted average price of U.S. $2.53 per common share for gross proceeds of U.S. $14,582,098 (Cdn. $13,923,786), resulting in net proceeds of Cdn. $13,375,113 after deducting Cdn. $548,673 in transaction costs. These shares were sold under a Sales Agreement with Cantor Fitzgerald & Co, under which the Company could, at its discretion, from time to time, sell up to a maximum of 7,750,000 of its common shares through an at-the-market equity offering program known as a Controlled Equity Offering. The agreement expired on October 16, 2011.

23

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

9.	Share capital (continued):

(b)	Basic and diluted loss per common share:

The weighted average number of shares for the year ended June 30, 2012 was 130,276,191 (2011 - 97,764,811). The Company has not adjusted its weighted average number of shares outstanding for the purpose of calculating the diluted loss per share as any adjustment related to stock options or warrants would be anti-dilutive.

(c)	Stock options:

The Company has granted stock options pursuant to a stock option plan. Under the plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company for a maximum term of 10 years.

Compensation cost recognized as an expense for the year ended June 30, 2012 for share-based employee compensation awards was $2,238,782 (2011 - $1,709,988).

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2012	2011

Number of options issued	2,037,500	1,633,000
Weighted average exercise price	$1.73	$1.77
Weighted average risk-free interest rate	2.1%	2.6%
Weighted average volatility factor	85.0%	83.0%
Forfeiture rate	2.5% - 7.8%	2.5% - 7.8%
Dividend rate	0.0%	0.0%
Weighted average expected life of options (years)	6.0	6.8
Vesting period (months)	0 - 24	0 - 24
Weighted average fair value of options granted	$1.22	$1.31
Fair value of options granted	$2,478,394	$2,141,045

The Black-Scholes model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company's stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and expected option life, which greatly affect the calculated values.

24

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

9.	Share capital (continued):

The risk-free interest rate is based on the implied yield on a Canadian Government zero-coupon issue with a remaining term equal to the expected term of the option. The volatility is based solely on historical volatility equal to the expected life of the option. The life of the options is estimated considering the vesting period at the grant date, the term of the option and the average length of time similar grants have remained outstanding in the past. The forfeiture rate is an estimate based on historical evidence and future expectations. The dividend yield was set at zero since it is the present policy of the Company to retain all earnings to finance operations and future growth.

The following table reflects the activity under the stock option plan for the years ended June 30, 2012 and 2011 and the share options outstanding at the end of the years:

	2012		2011
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price

Outstanding, beginning of year	7,125,916	$2.07	7,582,971	$2.29
Granted	2,037,500	1.73	1,633,000	1.77
Exercised	(738,060)	1.29	(1,074,077)	1.09
Expired	(72,488)	8.39	(629,742)	4.67
Cancelled (after vesting)	(247,500)	4.15	(300,400)	4.36
Forfeited (before vesting)	(28,334)	1.65	(85,836)	1.39

Outstanding, end of year	8,077,034	1.94	7,125,916	2.07

Exercisable, end of year	6,296,006	$1.99	5,848,888	$2.15

	Options outstanding			Options outstanding
		Weighted			Weighted
		average	Weighted		average	Weighted
		remaining	average		remaining	average
Range of	Number	contractual	exercise	Number	contractual	exercise
exercise prices	outstanding	life (years)	price	exercisable	life (years)	price

$0.50 - $1.00	1,058,152	5.9	$0.50	1,058,152	5.9	$0.50
$1.01 - $2.00	5,564,382	7.1	1.64	3,895,193	6.3	1.62
$2.01 - $3.00	364,563	7.8	2.48	252,724	7.5	2.52
$3.01 - $4.00	492,558	3.2	3.40	492,558	3.2	3.40
$4.01 - $15.27	597,379	4.5	5.66	597,379	4.5	5.66

	8,077,034	6.5	$1.94	6,296,006	5.8	$1.99

25

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

9.	Share capital (continued):

(d)	Share appreciation rights:

The Company has granted share appreciation rights ("SARs") to certain employees. Under the plan, SARs are granted to employees and service providers of the Company's Australian subsidiary for a maximum term of 10 years.

The outstanding SARs are measured at their fair value using the Black-Scholes option pricing model at the end of each reporting period, with changes recognized through profit or loss. For the year ended June 30, 2012, the Company recorded a gain of $86,681 (2011 - expense of $120,213) related to SARs.

The fair value of each SAR granted was estimated on the date of grant and each subsequent reporting date using the Black-Scholes option pricing model with the following assumptions:

	2012	2011

Number of rights outstanding	180,000	153,332
Weighted average exercise price	$1.69	$1.67
Risk-free interest rate	1.1% - 1.5%	1.6% - 2.7%
Volatility factor	66% - 88%	60% - 91%
Dividend rate	0%	0%
Expected life of rights (% of contractual life)	60% - 95%	95% - 100%
Vesting period (months)	0 - 24	0 - 24
Weighted average fair value of rights outstanding	$1.26	$1.67
Amount accrued as at June 30	$188,164	$274,845

The Black-Scholes model used by the Company to calculate SARs values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company's SARs. This model also requires highly subjective assumptions, including future stock price volatility and average option life, which greatly affect the calculated values.

26

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

9.	Share capital (continued):

The risk-free interest rate is based on the implied yield on a Government of Canada zero-coupon issue with a remaining term equal to the expected term of the SARs. The volatility is based solely on historical volatility equal to the expected life of the SARs. The life of the SARs is estimated considering the vesting period at the grant date, the term of the SARs and the average length of time similar grants have remained outstanding in the past. The forfeiture rate is an estimate based on historical evidence and future expectations. The dividend yield was set at zero since it is the present policy of the Company to retain all earnings to finance operations and future growth.

The following table reflects the activity under the SARs plan for the years ended June 30, 2012 and 2011 and the SARs outstanding at the end of the years:

	2012		2011
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price

Outstanding, beginning of year	153,332	$1.67	–	$–
Granted	90,000	1.72	490,000	1.67
Exercised/cancelled	(63,332)	1.67	(336,668)	1.67

Outstanding, end of year	180,000	1.69	153,332	1.67

Exercisable, end of year	116,666	$1.69	109,999	$1.67

10.	Deferred revenue:

Deferred revenue consists of the unamortized portion of the initial license fees under the terms of licensing agreements. These initial license fees are non-refundable and are deferred and recognized as revenue over the term of the related collaboration. As at June 30, 2012, deferred revenue of $1,938,123 (2011 - $2,425,794; 2010 - $3,174,825) is related to an out-licensing agreement for nimotuzumab dated July 25, 2006. The revenue recognized for the year ended June 30, 2012 was $487,671 (2011 - $749,031). As a result of a revision to the estimated period of the collaboration in fiscal 2012, the revenue recognition period was extended an additional two years to July 2017.

27

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

10.	Deferred revenue (continued):

Under the terms of the licensing agreements, the Company continues to be involved in the development of its products and is not required to fund any development in the licensed territories. Initial license fee revenue is non-refundable and is deferred and recognized as revenue over the term of the related collaboration. The agreements also entitle the Company to receive milestone payments on the occurrence of regulatory approval and royalties on the commercial sale of the developed product.

11.	Income taxes:

(a)	Income tax expense:

	2012	2011

Current tax expense:
Current period	$–	$–
Adjustment for prior periods	–	–
	–	–

Deferred tax expense:
Origination and reversal of temporary differences	–	–
Reduction in tax rate	–	–
	–	–

Total tax expense	$–	$–

(b)	Tax recognized in equity:

The Company did not recognize any deferred tax recovery related to share issue costs of $5,189,093 (2011 - $3,707,151) charged directly to deficit as management does not believe that it is more probable than not that the Company can realize its deferred tax assets. The share issue costs are included in the amount of unrecognized deductible temporary differences shown in note 11(e).

28

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

11.	Income taxes (continued):

(c)	Reconciliation of effective tax rate:

	2012		2011

Loss for the year		$(20,316,739)		$(40,867,207)
Total tax expense		–		–

Loss excluding tax		$(20,316,739)		$(40,867,207)

Income tax expense calculated at average:
Canadian income tax rates	27.26%	$(5,538,343)	29.26%	$(11,957,745)
Tax effect of changes in rates	10.11%	(2,054,911)	(1.14)%	467,678
Differences in rates due to subsidiaries in foreign jurisdictions	5.94%	(1,207,123)	0.56%	(230,596)
Other non-deductible items	13.98%	(2,840,856)	(5.92)%	2,420,949
Other adjustments	5.94%	(1,207,049)	0.43%	(175,152)
Change in unrecognized temporary differences	(63.23)%	12,848,282	(23.19)%	9,474,866

	0.00%	$–	0.00%	$–

29

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

11.	Income taxes (continued):

(d)	Tax losses:

Unused tax losses for which no deferred tax asset has been recognized (as recovery is not currently probable).

		United
	Canada	States	Australia

2015	$5,466,000	$–	$–
2019	–	1,000	–
2020	–	28,000	–
2021	–	84,000	–
2022	–	2,600,000	–
2023	–	4,603,000	–
2024	–	3,040,000	–
2025	–	3,143,000	–
2026	13,286,000	43,500,000	–
2027	10,200,000	4,987,000	–
2028	16,234,000	2,634,000	–
2029	13,262,000	1,204,000	–
2030	15,290,000	852,000	–
2031	11,079,000	1,199,000	–
2032	2,156,000	2,308,000	–
Indefinitely	–	–	93,969,000

	$86,973,000	$70,183,000	$93,969,000

Tax losses were recognized to the extent required to offset the future reversal of the deductible temporary difference of $2,630,000 (2011 - $7,138,000) related to acquired technologies. No deferred tax asset was recognized for tax losses aggregating $251,125,000 (2011 - $240,172,000). In addition, the Company had capital losses at December 31, 2012 of approximately $1,048,000 (2011 - $1,048,000) in respect of which no deferred tax asset has been recognized. Deferred tax assets are recognized where it is probable that future taxable profit will be available to utilize the losses.

30

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

11.	Income taxes (continued):

(e)	Unrecognized temporary differences:

Deferred tax assets have not been recognized in respect of the following items:

	2012	2011

Deductible temporary differences	$68,494,419	$65,825,463
Non-capital tax losses	251,125,276	240,171,631

	$319,619,695	$305,997,094

The non-capital tax losses in Canada and the United States expire between 2015 and 2032 whereas those in Australia do not expire (see note 11(d) above). The deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

(f)	Recognized deferred tax assets and liabilities:

Deferred tax assets and liabilities are attributable to the following:

	2012	2011

Tax loss carryforwards	$(788,905)	$(2,141,309)
Acquired technologies	788,905	2,141,309

	$–	$–

31

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

11.	Income taxes (continued):

(g)	Unused investment tax credits:

The Company performs certain qualified research and development activities that result in investment tax credits ("ITCs") under applicable Canadian and U.S. tax laws. The ITCs can be used to offset future Canadian and United States federal taxes payable. The Company has not recognized a receivable in respect of its unused ITCs as there is no reasonable assurance that the ITCs can be utilized prior to their expiration. Canadian and U.S. federal ITCs expire as follows:

		United
	Canada	States

2019	$–	$2,000
2020	6,000	8,000
2021	257,000	113,000
2022	426,000	76,000
2023	354,000	196,000
2024	301,000	177,000
2025	423,000	199,000
2026	1,060,000	357,000
2027	1,049,000	204,000
2028	926,000	93,000
2029	994,000	45,000
2030	879,000	1,000
2031	849,000	30,000
2032	392,000	–

	$7,916,000	$1,501,000

In addition, the Company had provincial tax credits available of approximately $705,000 (2011 - $661,000), which can only be used to offset future provincial taxes payable, in respect of which no receivable has been recognized.

32

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

12.	Licensing and product development:

Components of licensing and product development expenses for the years ended June 30, 2012 and 2011 were as follows:

	2012	2011

Licensing and product development costs, excluding the undernoted	$16,837,585	$13,033,580
Salaries, bonuses and fees	4,329,933	5,532,962
Share-based compensation	963,969	733,226
Depreciation of property and equipment	4,335	14,196
Amortization of intangible assets	4,508,016	4,508,016

	$26,643,838	$23,821,980

Annual licensing and product development expenses may vary due to the timing of costs for manufacturing, initiating and completing pre-clinical and clinical trials, granting of stock options and recognizing government assistance.

13.	General and administrative expenses:

Components of general and administrative expenses for the years ended June 30, 2012 and 2011 were as follows:

	2012	2011

General and administrative costs, excluding the undernoted	$3,536,209	$4,016,245
Salaries, bonuses and fees	1,311,086	2,682,513
Share-based compensation	1,274,813	976,762
Depreciation of property and equipment	53,024	64,337

	$6,175,132	$7,739,857

33

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

14.	Finance income and finance costs:

Components of finance income for the years ended June 30, 2012 and 2011 were as follows:

	2012	2011

Interest income	$716,799	$469,191
Gain on short-term deposits	–	11,123
Net foreign currency gain	3,459,126	–
Warrant revaluation adjustment	7,255,641	–

Finance income	$11,431,566	$480,314

Components of finance costs for the years ended June 30, 2012 and 2011 were as follows:

	2012	2011

Net foreign currency loss	$–	$1,407,760
Warrant revaluation adjustment	–	9,411,163

Finance costs	$–	$10,818,923

15.	Commitments:

The Company has entered into various contracts for clinical, preclinical and other studies, none of which individually exceeds $1,000,000, totalling $11,046,952, of which $6,078,851 has been incurred as at June 30, 2012 and the remaining $4,968,101 has yet to be incurred. Any early termination penalties cannot exceed the amount of the contract commitment.

As at June 30, 2012, the approximate future minimum rental payments relating to operating leases for premises are as follows:

	2012	2011

Less than 1 year	$46,397	$215,437
Between 1 and 5 years	–	46,397

	$46,397	$261,834

34

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

16.	Related party transactions:

The key management personnel of the Company are the Directors, the President and Chief Executive Officer, the Chief Medical Officer and all the Vice-Presidents.

Compensation for key management personnel of the Company for the years ended June 30, 2012 and 2011 was as follows:

	2012	2011

Short-term employee benefits	$2,782,450	$2,430,289
Termination benefits	290,222	1,612,408
Share-based compensation	1,330,602	1,314,113

	$4,403,274	$5,356,810

Key management personnel participate in the stock option plan and executive officers participate in the Company's health plan. Directors receive annual and meeting fees for their services. As at June 30, 2012, the key management personnel control less than 1% of the voting shares of the Company.

Occasionally, directors will provide assistance to management on a consulting basis to evaluate new opportunities or provide guidance for drug development activities. The fees incurred during the year ended June 30, 2012 totalled $125,122 (2011 - $91,513). Amounts due to related parties, including amounts due to key management personnel, at year end are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables.

17.	Financial instruments:

(a)	Financial assets and liabilities:

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. The carrying values of current financial assets and liabilities approximate their fair values due to their relatively short periods to maturity.

35

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

17.	Financial instruments (continued):

(b)	Risks arising from financial instruments and risk management:

The Company's activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company, which identifies, evaluates and, where appropriate, mitigates financial risks.

(i)	Market risk:

(a)	Foreign exchange risk:

The Company operates in Canada, the United States and Australia and has relationships with entities in other countries. Foreign exchange risk arises because the cost of transactions denominated in foreign currencies may vary due to changes in exchange rates.

Balances in foreign currencies at June 30, 2012 were:

	U.S.	Australian
	dollars	dollars

Cash and cash equivalents and short-term deposits	$45,729,327	$207,185
Accounts receivable	30,268	29,176
Accounts payable and accrued liabilities	(1,622,524)	(285,242)

	$44,137,071	$(48,881)

Based on the balances above, a 1% change in the foreign exchange rate for the U.S. dollar or the Australian dollar would have a net impact of $440,882 on the year-end balances.

36

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

17.	Financial instruments (continued):

(b)	Interest rate risk:

The Company is exposed to interest rate risk to the extent that short-term deposits are at a fixed rate of interest and their market value can vary with the change in market interest rates. The Company's maximum exposure to interest rate risk is based on the effective interest rate and the current carrying value of these assets. The Company monitors market interest rates and mitigates against interest rate risk by not investing in deposits longer than 12 months.

There is a risk that future cash flows from invested cash, cash equivalents and short-term deposits will vary as the market interest rates fluctuate because these investments earn interest at market rates. Based on the June 30, 2012 balance of approximately $132.45 million, a variation of 100 basis points in the market interest rate could affect the consolidated financial statements of loss and comprehensive loss by approximately $1.324 million. For the year ended June 30, 2012, the Company recorded interest income of $717 thousand (2011 - $469 thousand), in relation to these assets.

(ii)	Credit risk:

The Company limits its exposure to credit risk by investing only in liquid debt securities with a strong credit rating issued by Canadian Schedule I banks. Accounts receivable are subject to normal credit risk. The maximum exposure to credit risk is equal to the carrying value of the accounts receivable. The Company regularly assesses the accounts receivable and takes action to collect the amounts or provide adequate reserves against doubtful accounts. The Company currently has no reserve for doubtful accounts as there have been no bad debts to date.

(iii)	Liquidity risk:

Liquidity risk is the risk that the current financial obligations exceed the cash available to satisfy those obligations at any point in time. The Company's objective in managing liquidity risk is to maintain sufficient readily available cash in order to meet its liquidity requirements. The Company achieves this by maintaining sufficient cash and cash equivalents.

37

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

17.	Financial instruments (continued):

(c)	Fair value of financial instruments:

The Company measures fair value using the following fair value hierarchy that reflects the significance of the inputs used in making the measurements:

•	Level 1 - quoted prices (unadjusted) in active markets for an identical instrument;
•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at June 30, 2012, June 30, 2011 and July 1, 2010, all of the Company's financial instruments that are carried at fair value have been classified as Level 2 within the fair value hierarchy.

(d)	Capital management:

The Company's primary objective when managing capital is to ensure that it has sufficient cash resources to fund its development and commercialization activities and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or by securing strategic partners.

The Company includes cash and cash equivalents and short-term deposits in the definition of capital.

The Company is not subject to externally imposed capital requirements, except as described in note 4 regarding restricted cash and there has been no change with respect to the overall capital management strategy during the years ended June 30, 2012 and 2011.

38

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

18.	Transition to IFRS:

These are the Company's first annual consolidated financial statements prepared in accordance with IFRS. The accounting policies set out in note 3 have been applied in preparing the consolidated financial statements for the years ended June 30, 2012 and 2011, and in the preparation of the opening IFRS statement of financial position as at July 1, 2010 (the Company's date of transition) and as at June 30, 2011.

Elected exemptions from full retrospective application:

IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS as of the reporting date. However, it also provides for certain optional exemptions and certain mandatory exceptions for first-time IFRS adopters. In preparing these consolidated financial statements in accordance with IFRS 1, the Company has applied the mandatory exceptions of IFRS. The Company has also applied the following optional exemptions from full retrospective application of IFRS to its opening statement of financial position as at July 1, 2010:

Share-based payment transactions:

The Company elected to apply the exemption provided under IFRS 1 and only applied IFRS 2, Share-based Payments, to equity instruments granted after November 7, 2002 that had not vested by the transition date.

Business combinations:

The Company has applied the business combination exemption in IFRS 1 to not apply IFRS 3, Business Combinations ("IFRS 3"), retrospectively to past business combinations. Accordingly, the Company has not restated business combinations that took place prior to the transition date.

39

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

18.	Transition to IFRS (continued):

Consolidated and separate financial statements:

In accordance with IFRS 1, if a company elects to apply IFRS 3 prospectively, IAS 27, Consolidated and Separate Financial Statements ("IAS 27"), as amended in 2008 must also be applied prospectively. As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply lAS 27 prospectively.

In preparing its opening IFRS consolidated statement of financial position, in accordance with IFRS 1, the Company has adjusted amounts reported previously in the consolidated financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company's financial position and financial performance is set out in the following tables and the notes that accompany the tables. The transition from Canadian GAAP to IFRS has not had a material impact on the consolidated statements of cash flows. The reconciling items between Canadian GAAP and IFRS presentation have no net effect on the cash flows generated.

40

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

18.	Transition to IFRS (continued):

The July 1, 2010 Canadian GAAP consolidated financial position and equity have been reconciled to IFRS as follows:

			Effect of
		Canadian	transition
	Note	GAAP	to IFRS	IFRS

Assets

Current assets:
Cash and cash equivalents		$19,460,141	$–	$19,460,141
Short-term deposits		26,184,991	–	26,184,991
Accounts receivable		161,184	–	161,184
Prepaid expenses		237,962	–	237,962
Total current assets		46,044,278	–	46,044,278

Non-current assets:
Property and equipment		84,775	–	84,775
Intangible assets		11,645,714	–	11,645,714
Total non-current assets		11,730,489	–	11,730,489

Total assets		$57,774,767	$–	$57,774,767

Liabilities and Equity

Current liabilities:
Accounts payable		$699,277	$–	$699,277
Accrued liabilities		2,085,824	–	2,085,824
Share purchase warrants	(i)	–	6,358,480	6,358,480
Deferred revenue		1,523,916	–	1,523,916
Total current liabilities		4,309,017	6,358,480	10,667,497

Non-current liabilities:
Deferred revenue		1,650,909	–	1,650,909
Total non-current liabilities		1,650,909	–	1,650,909

Equity:
Share capital		203,498,239	–	203,498,239
Share purchase warrants	(i)	1,473,246	(1,473,246)	–
Contributed surplus	(ii)	14,088,671	143,682	14,232,353
Deficit	(i), (ii)	(167,245,315)	(5,028,916)	(172,274,231)
Total equity		51,814,841	(6,358,480)	45,456,361

Total liabilities and equity		$57,774,767	$–	$57,774,767

41

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

18.	Transition to IFRS (continued):

The June 30, 2011 Canadian GAAP consolidated financial position and equity have been reconciled to IFRS as follows:

			Effect of
		Canadian	transition
	Note	GAAP	to IFRS	IFRS

Assets

Current assets:
Cash and cash equivalents		$32,046,630	$–	$32,046,630
Short-term deposits		47,611,922	–	47,611,922
Accounts receivable		205,900	–	205,900
Prepaid expenses		731,676	–	731,676
Total current assets		80,596,128	–	80,596,128

Non-current assets:
Property and equipment		91,320	–	91,320
Intangible assets		7,137,698	–	7,137,698
Total non-current assets		7,229,018	–	7,229,018

Total assets		$87,825,146	$–	$87,825,146

Liabilities and Equity

Current liabilities:
Accounts payable		$1,718,893	$–	$1,718,893
Accrued liabilities	(iii)	2,532,298	120,213	2,652,511
Share purchase warrants	(i)	–	14,476,681	14,476,681
Deferred revenue		594,072	–	594,072
Total current liabilities		4,845,263	14,596,894	19,442,157

Non-current liabilities:
Deferred revenue		1,831,722	–	1,831,722
Total non-current liabilities		1,831,722	–	1,831,722

Equity:
Share capital	(i)	263,399,692	1,148,951	264,548,643
Share purchase warrants	(i)	1,329,235	(1,329,235)	–
Contributed surplus	(ii)	14,855,788	288,274	15,144,062
Deficit	(i), (ii), (iii)	(198,436,554)	(14,704,884)	(213,141,438)
Total equity		81,148,161	(14,596,894)	66,551,267

Total liabilities and equity		$87,825,146	$–	$87,825,146

42

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

18.	Transition to IFRS (continued):

Canadian GAAP consolidated statement of operations and comprehensive loss for the year ended June 30, 2011 has been reconciled to IFRS as follows:

			Effect of	Effect of
			transition	transition
		Canadian	to IFRS	to IFRS
Canadian GAAP description	Note	GAAP	measurement	reclassification	IFRS	IFRS description
Revenue:						Revenue:
Out-licensing		$1,033,239	$–	$–	$1,033,239	Out-licensing
Interest income	(iv)	469,191	–	(469,191)	–
		1,502,430	–	(469,191)	1,033,239
Expenses:						Expenses:
Licensing and product						Licensing and product
development	(ii), (iii), (viii), (ix)	23,249,053	120,213	452,714	23,821,980	development
General and administrative	(ii), (vii), (ix)	8,341,885	144,592	(746,620)	7,739,857	General and administrative
		31,590,938	264,805	(293,906)	31,561,837

Loss before the undernoted		(30,088,508)	(264,805)	(175,285)	(30,528,598)	Loss before the undernoted

Loss on foreign exchange	(iv) (v), (vi)	(1,407,760)	–	1,888,074	480,314	Finance income
Gain on sale of short-term deposits	(i), (v), (vi)	11,123	(9,411,163)	(1,418,883)	(10,818,923)	Finance costs
Gain on disposal of property
and equipment	(vii)	13,394	–	(13,394)	–
Other income	(viii)	280,512	–	(280,512)	–	Other income

Net loss and comprehensive						Net loss and comprehensive
loss for the year		$(31,191,239)	$(9,675,968)	$–	$(40,867,207)	for the year loss

43

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

18.	Transition to IFRS (continued):

Notes to tables:

Measurement differences:

(i)	Share purchase warrants:

Under Canadian GAAP, the Company recognized its outstanding shareholder and broker warrants as part of equity; however, under IFRS, such warrants denominated in a different currency than the Company's functional currency must be classified as a financial liability and measured at fair value, with changes reflected in profit or loss upon initial recognition and subsequent measurement. This measurement difference has an effect on deficit and share purchase warrants liability in the consolidated statements of financial position and finance costs or finance income in the consolidated statement of loss and comprehensive loss in the periods presented.

(ii)	Stock options:

Both Canadian GAAP and IFRS require the fair value of stock options granted to be expensed over the vesting period. YM stock options generally vest one third immediately and one third on each of the first and second anniversaries. Under Canadian GAAP, the Company treated each option grant as one contract, expensed one third of the compensation cost immediately and the remaining compensation cost on a straight-line basis over 24 months. Under IFRS, the Company is required to treat each tranche with a different vesting date as a separate contract and, therefore, expenses one third of the compensation cost immediately, one third equally over 12 months and one third equally over 24 months. This measurement difference has an effect on deficit and contributed surplus in the consolidated statements of financial position and general and administrative expenses and licensing and product development expense in the consolidated statement of loss and comprehensive loss for the periods presented.

44

ym biosciences inc.
Notes to the Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

18.	Transition to IFRS (continued):

(iii)	SARs:

Under Canadian GAAP, the Company used the intrinsic value method to measure the value of SARs. IFRS requires that the SARs be valued using the fair value method. Thus, under IFRS, the Company uses the Black-Scholes option pricing model to determine the fair value upon initial recognition and subsequent measurement, with changes reflected in profit or loss. The SARs plan was started in September 2010 so there was no impact to the opening statement of financial position as at July 1, 2010. This difference has an effect on accrued liabilities and deficit in the consolidated statements of financial position and licensing and product development expenses in the consolidated statement of loss and comprehensive loss.

Reclassification differences:

Under Canadian GAAP, the consolidated statement of loss and comprehensive loss was presented by a combination of function and nature of expenses. The Company elected to present its items in the consolidated statements of loss and comprehensive loss by function under IFRS. The following reclassifications were made:

(iv)	Interest income was reclassified to finance income.

(v)	Loss on foreign exchange was reclassified to finance costs.

(vi)	Gain on sale of short-term deposits was reclassified to finance income.

(vii)	Gain on disposal of property and equipment was reclassified to general and administrative expenses.

(viii)	Grant received and other income were reclassified to licensing and product development expenses.

(ix)	A portion of share-based compensation was reclassified to licensing and product development expenses from general and administrative expenses.

45